Filed Pursuant to Rule 433

Registration Statement No. 333-285461

Issuer Free Writing Prospectus dated February 18, 2026

Relating to Preliminary Prospectus Supplement dated February 18, 2026

(to the Prospectus dated February 28, 2025)

PRICING SUPPLEMENT

HA Sustainable Infrastructure Capital, Inc.

$600,000,000 7.125% Green Junior Subordinated Notes due 2056

February 18, 2026

This pricing supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the preliminary prospectus supplement dated February 18, 2026 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This Pricing Supplement is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement and should be read together with the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	HA Sustainable Infrastructure Capital, Inc., a Delaware corporation (the “Issuer”)

Guarantors:	HAT Holdings I LLC HAT Holdings II LLC HAC Holdings I LLC HAC Holdings II LLC Hannon Armstrong Sustainable Infrastructure, L.P. Hannon Armstrong Capital, LLC

Expected Ratings*:	Moody’s: Ba1 (stable) S&P: BB (stable) Fitch: BB (stable)

Trade Date:	February 18, 2026

Settlement Date**:	February 27, 2026 (T+7)

Title of Securities:	7.125% Green Junior Subordinated Notes due 2056 (the “Notes”)

Security Description:	Green Junior Subordinated Notes

Maturity Date:	November 15, 2056

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	May 15, 2026

Record Dates:	April 30 and October 31

Aggregate Principal Amount Offered:	$600,000,000

Issue Price:	100% of principal amount

Interest Rate:	The Notes will bear interest (i) from and including February 27, 2026 (the expected original issuance date) to, but excluding November 15, 2031 (the “First Reset Date”) at the rate of 7.125% per year and (ii) from and including the First Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 3.478%, to be reset on each Reset Date; provided, that the interest rate during any Reset Period will not reset below 7.125% (which equals the initial interest rate on the Notes).

Optional Deferral of Interest:	Up to 10 consecutive years per deferral

Optional Redemption:	The Issuer may redeem the Notes in whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date.

Tax Event Redemption:	In whole, but not in part, at 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Tax Event.

Rating Agency Event Redemption:	In whole, but not in part, at 102% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time following the occurrence and during the continuance of a Rating Agency Event.

Change of Control Event Redemption:	If a Change of Control Event occurs, the Issuer may redeem the Notes, in whole but not in part, at the Issuer’s option at a redemption price equal to 101% of their principal amount plus any accrued and unpaid interest thereon to but excluding the date of redemption. If the Issuer does not redeem the Notes following a Change of Control Event and has not given a redemption notice for any other specified reason, the interest rate on the Notes will increase by 5% per annum from and including the date on which the applicable notice of a Change of Control Event is sent to holders.

Joint Book-Running Managers:

BofA Securities, Inc.

Goldman Sachs & Co. LLC

Credit Agricole Securities (USA) Inc.

Morgan Stanley & Co. LLC

Rabo Securities USA, Inc.

SMBC Nikko Securities America, Inc.

BMO Capital Markets Corp.

Barclays Capital Inc.

Citigroup Global Markets Inc.

ING Financial Markets LLC

Natixis Securities Americas LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Co-Managers:	KeyBanc Capital Markets Inc. M&T Securities, Inc.

Security Identifiers:	CUSIP: 41068X AH3 ISIN: US41068XAH35

The terms “Reset Period,” “Five-year U.S. Treasury Rate,” “Reset Interest Determination Date,” “Reset Date,” “Tax Event,” “Rating Agency Event” and “Change of Control Event” have the meanings given in the issuer’s Preliminary Prospectus Supplement dated February 18, 2026.

Note: *	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Note: **

HA Sustainable Infrastructure Capital, Inc. expects that delivery of the Notes will be made to investors on or about February 27, 2026, which will be the seventh business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

HA Sustainable Infrastructure Capital, Inc. has filed an automatic shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. The Preliminary Prospectus Supplement contains this and other information about HA Sustainable Infrastructure Capital, Inc. and should be read carefully before investing.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The information in the Preliminary Prospectus Supplement is not complete and may be changed. The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of HA Sustainable Infrastructure Capital, Inc. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HA

Sustainable Infrastructure Capital, Inc., any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it from BofA Securities, Inc. at +1 (800) 294-1322, or by email at dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC, at +1 (866) 471-2526, or by email at prospectusny@ny.email.gs.com; Credit Agricole Securities (USA) Inc. at +1-866-807-6030; Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649; Rabo Securities USA, Inc. at +1 (212) 808-2562; or SMBC Nikko Securities America, Inc. at +1 (888) 868-6856 or by at email prospectus@smbcnikko-si.com.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.